August 4, 2023

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Re:	LQR House Inc. - Withdrawal and Resubmission of Acceleration Request Amendment No. 3 to Registration Statement on Form S-1

(SEC File No. 333-272660)

Ladies and Gentlemen:

Reference is made to (i) Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-272660) (the “Registration Statement”) of LQR House Inc. (the “Company”), (ii) our letter to you dated August 2, 2023 (the “Prior Acceleration Request”) in which we requested to accelerate the effective date of the Registration Statement to 4:30 p.m. (Eastern Time) on August 7, 2023 and (iii) the letter to you from EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) dated August 2, 2023 (The “Underwriter’s Acceleration Request”) in which EF Hutton requested, pursuant to rule 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, to accelerate the effective date of the Registration Statement, to 4:30 p.m. (Eastern Time) on August 7, 2023.

Withdrawal of Acceleration Request

We are no longer requesting that the Registration Statement be declared effective at 4:30 p.m. (Eastern Time) on August 7, 2023, and we hereby formally withdraw our Prior Acceleration Request and the Underwriter’s Acceleration Request.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

LQR House Inc.

/s/ Sean Dollinger
Sean Dollinger
Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC